ATCO
GROUP

Corporate Office

08004210

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

July 21, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Dividend/Distribution Declaration

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

SEC Mail Processing
Section

JUL 30 2008

Washington, DC
110

PROCESSED
AUG 13 2008
THOMSON REUTERS

FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU	.3325	CAD	07/18/2008	08/06/2008	09/01/2008
CU.X	.3325	CAD	07/18/2008	08/06/2008	09/01/2008
CU.PR.A	.3625	CAD	07/18/2008	08/06/2008	09/01/2008
CU.PR.B	.3750	CAD	07/18/2008	08/06/2008	09/01/2008

Filed on behalf of the Issuer by:

Name: Leigh-Anne Norris
Phone: (403) 292-7579
Email: Leigh-Anne.Norris@atco.com
Submission Date: 07/18/2008
Last Updated: 07/18/2008

END